Arcutis Biotherapeutics, Inc.
2945 Townsgate Road, Suite 110
Westlake Village, CA 91361
September 29, 2020
VIA EDGAR AND E-MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Tim Buchmiller
Re:    Arcutis Biotherapeutics, Inc. Registration Statement on Form S-1 (Registration No. 333-249124)
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-249124) (the “Registration Statement”) of Arcutis Biotherapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on October 1, 2020, or as soon as practicable thereafter, or at such other time as our legal counsel, Latham & Watkins LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.
Thank you for your assistance in this matter.

Very truly yours,

Arcutis Biotherapeutics, Inc.

	By:	/s/ John W. Smither
John W. Smither
Chief Financial Officer

CC:	Todd Franklin Watanabe, Arcutis Biotherapeutics, Inc.
Brian J. Cuneo, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP
Kristin VanderPas, Cooley LLP